December 14, 2009

Mr. Ryan Rohn, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Request for Extension of Comment Response Time
Datalink Corporation
File No. 000-29758

Dear Mr. Rohn:

We request an extension of time to file our response to your comment letter dated November 25, 2009 until December 24, 2009.  This will allow us adequate time to properly research your comments and formulate our response.

If you have any questions, please call me at (952) 279-4816 or you can send a fax to me at (952) 944-7869.

Sincerely,

Datalink Corporation

/s/ Gregory T. Barnum
Gregory T. Barnum, Chief Financial Officer

cc:           Jeffrey C. Robbins, Esq.